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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-26030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SecureVest Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

163 Madison Avenue, suite 100
(No. and Street)

Morristown	New Jersey	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

August Cellitti 973-605-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 North	Ocean	New Jersey	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ST

OATH OR AFFIRMATION

I, August Cellitti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securevest Financial Group, as of December, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNETTE TRAPANESE
NOTARY PUBLIC OF NEW JERSEY
Comm. # 2413896
My Commission Expires 10/25/2021

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECUREVEST FINANCIAL GROUP, INC.
Table of Contents

FORM X-17A-5 – PART III

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732 745.8800
fax 732 663.0090
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of SecureVest Financial Group, Inc.

We have audited the accompanying statement of financial condition of SecureVest Financial Group, Inc. (the "Company") (a New Jersey corporation), as of December 31, 2016 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of SecureVest's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SecureVest Financial Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of the SecureVest's financial statements. The supplemental information is the responsibility of the SecureVest's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

Ocean, New Jersey
February 13, 2017

Offices
New York City
Long Island
New Jersey

SecureVest Financial Group, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 9,764
Debt securities owned, at fair value	3,480,394
Due from clearing brokers	1,511,558
Prepaid expenses and other assets	47,336
Furniture and equipment, net	14,341
Security deposits	49,237
TOTAL ASSETS	$ 5,112,630
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 58,349
Commissions payable	309,195
Securities sold, but not yet purchased	1,459,264
Total Liabilities	1,826,808
Shareholder's Equity	
Common stock, no par value; authorized 300,000 shares; 180,000 shares issued and outstanding	59,667
Additional paid-in-capital	1,235,245
Retained earnings	1,990,910
Total Shareholder's Equity	3,285,822
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,112,630

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Income
For the Year Ended December 31, 2016

Revenue		
Trading profits	$ 7,047,863	
Commissions	70,772	
Interest and other	134,827	
Total revenue		$ 7,253,462
Expenses		
Commissions, salaries and benefits	4,714,753	
Market research costs	692,600	
Clearing charges	360,885	
Interest	82,439	
Occupancy	350,849	
Communications	32,634	
Professional fees	69,837	
Travel and entertainment	80,126	
General and administrative	151,400	
Total expenses		6,535,523
Net income		$ 717,939

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2015	$ 59,667	$ 1,235,245	$ 1,862,471	$ 3,157,383
Distributions	-	-	(589,500)	(589,500)
Net income	-	-	717,939	717,939
Balances, December 31, 2016	$ 59,667	$ 1,235,245	$ 1,990,910	$ 3,285,822

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 717,939
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	20,203
Net change in operating assets and liabilitites:	
Increase in debt securities owned	(265,920)
Increase in due from clearing brokers	(962,095)
Decrease in prepaid expenses and other assets	26,564
Increase in commissions payable	89,435
Increase in accounts payable and accrued expenses	16,590
Increase in securities sold, not yet purchased	1,187,932
Decrease in due to clearing brokers	(233,159)
Net cash provided by operating activities	597,489
Cash flows from investing activities:	
Purchase of furniture and equipment	(4,285)
Cash flows from financing activities:	
Distributions	(589,500)
Net increase in cash and cash equivalents	3,704
Cash and cash equivalents, beginning of year	6,060
Cash and cash equivalents, end of year	$ 9,764

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

SecureVest Financial Group, Inc. (the Company) was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS AND USE OF ESTIMATES

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(f) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2013 and

believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(g) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest income is recognized in the period earned.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(h) SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through February 13, 2017, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, do not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,923,136, which exceeded the minimum requirement of $100,000 by $1,823,136. As of December 31, 2016, the Company's net capital ratio was .19 to 1.

Note 3. DEBT SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

As of December 31, 2016, debt securities owned consist of the following:

	Fair Value
Government obligations	$ 22,422
Municipal obligations	2,624,846
Corporate obligations	833,126
Total	$ 3,480,394

Securities sold, but not yet purchased consist of the following:

Corporate obligations	$ (1,459,264)

Note 4. FURNITURE AND EQUIPMENT, NET

Furniture and equipment as of December 31, 2016 consists of the following:

Computers	$ 113,158
Furniture and fixtures	170,343
	283,501
Less: Accumulated depreciation	(269,160)
Furniture and equipment, net	$ 14,341

Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Debt securities owned, at fair value	$ --	$ 3,480,394	$ --	$ 3,480,394
Securities sold, but not yet purchased, at fair value	$ --	$ (1,459,264)	$ --	$(1,459,264)

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2016.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

Note 6. COMMITMENTS AND CONTINGENCIES

The Company leases its three office facilities under non-cancelable operating leases expiring in 2019. Future minimum lease payments at December 31, 2016 are as follows:

Year	Amount
2017	$ 244,797
2018	170,692
2019	52,700
2020	52,700
2021	52,700
2022	48,308
	$ 621,897

Future rental commitments, when entered into, are not expected to be less than those currently existing.

Rent charged to expense for the Company's facilities for the year ended December 31, 2016 was approximately $334,000.

On December 21, 2016, the Company signed a new lease for its Florida office. It will commence on August 1, 2017. The lease is for sixty four months with an annual base rent of $52,700.

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 7. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash and cash equivalents at reputable financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe this exposes it to any significant credit.

SUPPLEMENTARY INFORMATION

SecureVest Financial Group, Inc.
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
December 31, 2016

Credit:	
Shareholder's Equity	$ 3,285,822
Debits:	
Nonallowable assets:	
Prepaid expenses and other assets	47,336
Furniture and equipment, net	14,341
Other assets	49,237
Total debits	110,914
Net capital before haircuts	3,174,908
Haircuts on securities positions	1,251,772
Net Capital	1,923,136
Minimum requirements of 6-2/3% of aggregate indebtedness of $367,544, or SEC requirement of $100,000, whichever is greater	100,000
Excess net capital	$ 1,823,136
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 58,349
Commissions payable	309,195
Total aggregate indebtedness	$ 367,544
Ratio of Aggregate Indebtedness to Net Capital	.19 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of December 31, 2016.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of SecureVest Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SecureVest Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SecureVest claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) SecureVest stated that SecureVest met the identified exemption provisions throughout the most recent fiscal year without exception. SecureVest's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

Ocean, New Jersey
February 13, 2017

Offices
New York City
Long Island
New Jersey

SecureVest
FINANCIAL GROUP
Member FINRA / SIPC

SecureVest Financial Group, Inc.'s Exemption Report

SecureVest Financial Group, Inc (the "Company") is a registered broker-dealer subject to Rule i7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report because the Company has no obligation under 17 C.F.R. § 240.15c3-3,

2. The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

SecureVest Financial Group, Inc.

I, August Cellitti, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

August Cellitti, Chief Executive Officer

February 24, 2017

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745 8800
fax 732.663.0090
www.AdeptusCPAs.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholder of
SecureVest Financial Group, Inc.
Morristown, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by SecureVest Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and other specified parties in evaluating SecureVest Financial Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. SecureVest Financial Group, Inc.'s management is responsible for SecureVest Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversite Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period January 1, 2016 to December 31, 2016, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

Ocean, New Jersey
February 13, 2017

Offices:
New York City
Long Island
New Jersey

SecureVest Financial Group, Inc.
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2016

General Assessment	$	17,075
Less:		
Payments made with SIPC-6:		
July 28, 2016		8,894
Total assessment balance due at December 31, 2016	$	8,181
Determination of SIPC net operating revenues and general assessment		
Total net revenue	$	6,829,823
General assessment @ .0025	$	17,075

See Independent Accountant's Report on Applying Agreed Upon Procedures on page 12.

SECUREVEST FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS
December 31, 2016